VALDOR TECHNOLOGY INTERNATIONAL INC.
Management’s Discussion & Analysis
Six Months Ended June 30, 2014
(Stated in U.S. Dollars)

This Management’s Discussion and Analysis (“MD&A”) of Valdor Technology International Inc. (the “Company”) is dated August 29, 2014. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for the six months ended June 30, 2014 and the Audited Consolidated Financial Statements and accompanying notes for the fiscal year ended December 31, 2013.

FORWARD LOOKING INFORMATION

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks that could cause the actual results to differ materially from those in forward-looking statements. These factors include market prices, continued availability of capital and financing and general economic or business conditions.

CORPORATE OVERVIEW

The Company was incorporated under the British Columbia Company Act on March 19, 1984 and is publicly traded on the TSX Venture Exchange under the symbol VTI.

The Company is a technology company with two divisions: 1) Valdor Fiber Optics, a fiber optic components business specializing in the design, manufacture and sale of fiber optic splitters, connectors, laser pigtails and other optical and optoelectronic components, including some that use the Company’s proprietary and patented Impact MountTM technology. The division specializes in harsh environment products and in particular splitters and connectors and; 2) Niagara Streaming Media, a streaming video business that owns four patents and markets the Niagara and GoStream product lines.

By an agreement dated February 14, 2014, the Company acquired 100% of the business and assets of VideoWare, Inc. (“VideoWare”) located in Grapevine, Texas for $1,239,658, comprised of the following:

Accounts receivable	$300,675
Inventories	758,283
Machinery and equipment	80,700
Intangible property	100,000

$1,239,658

As consideration the Company paid cash of $500,000, assumed liabilities of $139,658 and issued a $600,000 non-interest bearing promissory note.

In addition to the Company will pay a royalty of 7% of the gross sales of product lines acquired to VideoWare for a period of five years commencing on July 1, 2014 with a maximum paid royalty of $1,750,000.

VideoWare is in the streaming media industry and markets the Niagara and GoStream product lines, internationally. There are four patents associated with these product lines. Streaming video is the future of television and Valdor management believes now is the time to enter this compelling business sector. In addition to the price versus value argument supporting Valdor making this acquisition: 1) the streaming video industry is converting to fiber optics; 2) the VideoWare customers are a market for fiber optic components, unrelated to their video streaming and; 3) VideoWare management, that are part of the acquisition, has significant experience and contacts in the fiber optics industry.

VALDOR TECHNOLOGY INTERNATIONAL INC.
Management’s Discussion & Analysis
Six Months Ended June 30, 2014
(Stated in U.S. Dollars)

During the period the Company applied to the Securities Exchange Commission (SEC) to have its shares listed on the OTCQB Securities Market in the US. OTC Markets Inc., located in New York, N.Y., operates the world's largest electronic interdealer quotation system for broker-dealers to trade over 9,000 securities not listed on any other U.S. stock exchange. It is organized into three tiers based on the level of disclosure: OTCQX, OTCQB and Pink Sheets. When this listing is completed, North American & International investors will be able to find news, current financial disclosure and real-time Level 2 quotes for the Company on www.otcmarkets.com.

RESULTS OF OPERATIONS

Three months ended June 30, 2014

During the three months ended June 30, 2014 the Company had a comprehensive loss of $785,189 as compared to a comprehensive loss of $725,833 for the corresponding three months ended June 30, 2013. The revenues increased to $201,274 as compared to $32,361 for the corresponding three months ended June 30, 2013. This revenue encompasses $186,272 from the new Niagara Streaming Media division and $15,002 from the Valdor Fiber Optics division. Total expenses for the period were $895,453 as compared to $764,839 for the corresponding three months ended June 30, 2013. The most notable changes from the previous period were increases in marketing, investor relations, legal and accounting fees, repairs and maintenance and salaries, wages and benefits. These increases were partly attributable to the additional costs incurred to operate the new Niagara Streaming Video division. In addition, the Company’s directors and consultants were also actively involved with completing the private placement financing, applying to the SEC for OTCQB listing and reviewing new business ventures. The stock-based compensation charge recognizes the portion of the fair values of granted options attributable to the period using the Black-Scholes valuation model. The fair values of options are influenced by such parameters as stock price volatility and current interest rates incorporated into the valuation model. Stock-based compensation is a non-cash expenditure.

The Company financed its operations through a private placement completed during the period.

Six months ended June 30, 2014

During the six months ended June 30, 2014 the Company had a comprehensive loss of $1,158,720 as compared to a comprehensive loss of $1,006,328 for the corresponding six months ended June 30, 2013. The revenues increased to $446,855 as compared to $52,899 for the corresponding three months ended June 30, 2013. This revenue encompasses $402,972 from the new Niagara Streaming Media division and $43,883 from the Valdor Fiber Optics division. Total expenses for the period were $1,449,831 as compared to $1,072,733 for the corresponding three months ended June 30, 2013. The most notable changes from the previous period were increases in marketing, investor relations, legal and accounting fees, repairs and maintenance and salaries, wages and benefits. These increases were partly attributable to the additional costs incurred to operate the new Niagara Streaming Video division. In addition, the Company’s directors and consultants were also actively involved with completing the private placement financings, applying to the SEC for OTCQB listing, the acquisition of the business and assets of VideoWare and reviewing new business ventures. The stock-based compensation charge recognizes the portion of the fair values of granted options attributable to the period using the Black-Scholes valuation model. The fair values of options are influenced by such parameters as stock price volatility and current interest rates incorporated into the valuation model. Stock-based compensation is a non-cash expenditure.

The Company financed its operations through private placements completed during the period.

VALDOR TECHNOLOGY INTERNATIONAL INC.
Management’s Discussion & Analysis
Six Months Ended June 30, 2014
(Stated in U.S. Dollars)

Summary of Quarterly Results

FOR THE THREE MONTHS ENDED

	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Revenues	$201,274	$245,581	$36,170	$44,993

Net Comprehensive Income (Loss)	($785,189)	($373,531)	($378,343)	($348,938)

Per Share - Basic	($0.00)	($0.00)	($0.00)	($0.00)
Diluted	($0.00)	($0.00)	($0.00)	($0.00)

FOR THE THREE MONTHS ENDED

	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Revenues	$32,361	$20,538	$33,921	$30,295

Net Comprehensive Income (Loss)	($725,833)	($280,494)	($367,557)	($479,024)

Per Share - Basic	($0.01)	($0.00)	($0.00)	($0.01)
Diluted	($0.01)	($0.00)	($0.00)	($0.01)

There can be material fluctuations in quarterly results. These fluctuations are mainly due to the timing of consulting and management services relating to private placement financings and reviewing potential business acquisitions. The increase in revenues relate to the new Niagara Streaming Media division as follows:

June 30, 2014	$186,272
March 31, 2014	$216,700

LIQUIDITY

The Company’s working capital as at June 30, 2014 was $677,965 as compared to a working capital deficiency of $255,359 as at December 31, 2013, an increase of $933,324. The increase in working capital was from private placement financings and the acquisition of the business and assets of VideoWare which contributed working capital of $319,300 on acquisition. The Company funded operations and the acquisition by private placement financings.

To date, the Company has been able to fund operations primarily through equity financings and short term loans. The continued volatility in the financial equity markets may make it difficult to raise capital through the private placements of shares. While the Company is using its best efforts to achieve its business plans by examining various financing alternatives, there is no assurance that the Company will be successful with its financing ventures.

VALDOR TECHNOLOGY INTERNATIONAL INC.
Management’s Discussion & Analysis
Six Months Ended June 30, 2014
(Stated in U.S. Dollars)

CAPITAL RESOURCES

During the reporting period the Company remains dependant upon funds provided by directors, business associates and equity markets for financing. However, assuming that the company continues to maintain its current level of sales and administrative and general expenditures, it should be able to cover its normal overhead expenses for the next twelve months.

On February 18, 2014, the Company completed a non-brokered private placement for a total of 5,280,000 units at a price of CDN$0.10 per unit for gross proceeds of CDN$528,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.20 on or before February 18, 2017. Finders’ fees of 497,000 units were paid in respect to this financing and have similar terms as the non-brokered private placement.

In addition, the Company issued CDN$401,000 convertible debenture of which 20% of the principal amount of the debenture may be convertible into units consisting of one common share and one non-transferable share purchase warrant at CDN$0.10 of principal outstanding. Each warrant will have a term of three years from the date of issuance of the debentures and entitle the holder to purchase one common share. The non-transferable share purchase warrants are exercisable at the price of CDN$0.20 per share. The convertible debenture bears interest at 12% per annum and has a maturity date of three years from closing.

On June 23, 2014, the Company completed a non-brokered private placement for a total of 14,200,000 units at a price of CDN$0.10 per unit for gross proceeds of CDN$1,420,000. As at June 30, 2014, the Company had received cash of CDN $1,075,000 towards this private placement. The balance owing from the subscribers in the amount of CDN$345,000 was received subsequent to June 30, 2014. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.20 on or before June 23, 2017. Finders’ fees of 225,000 units were paid in respect to this financing and have similar terms as the non-brokered private placement.

OFF-BALANCE SHEET ARRANGEMENTS

During the reporting period there were no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with current and former directors and officers of the Company (Ron Boyce (VP Sales and Marketing), Rachelle Findlay (Secretary), Las Yabut (President), Hector Toledo, Rick Pogue and Mark Gustavson) and private companies controlled by officers and directors (Brian Findlay (CFO), Elston Johnston (Chairman of the Board):

		Three months ended
		June 30,
	Relationship	2014	2013

Administrative expenses
Office and miscellaneous – secretarial services	Officer of the Company	$1,041	$2,504
Rent	A private company controlled by the CFO of the Company	5,992	6,288
Share-based payments	Close family members of the directors and officers of the Company	5,676	716
		12,709	9,508

Key management compensation
Consulting fees	A private company controlled by the Chairman of the Board	24,740	26,376
Consulting fees	Officer of the Company	54,822	76,549
Consulting fees	Directors of the Company	45,711	21,634
Management fees	A private company controlled by the CFO	34,166	51,506
Salaries, wages and benefits	President of the Company	21,814	-
Share-based payments	Officer of the Company	631	3,400
Share-based payments	President of the Company	9	-
Share-based payments	Directors of the Company	3,540	6,984
		185,433	186,449

		$198,142	$195,957

VALDOR TECHNOLOGY INTERNATIONAL INC.
Management’s Discussion & Analysis
Six Months Ended June 30, 2014
(Stated in U.S. Dollars)

		Six months ended
		June 30,
	Relationship	2014	2013

Administrative expenses
Office and miscellaneous – secretarial services	Officer of the Company	$3,872	$3,297
Rent	A private company controlled by the CFO of the Company	11,917	12,578
Share-based payments	Close family members of the directors and officers of the Company	20,303	772
		36,092	16,647

Key management compensation
Consulting fees	A private company controlled by the Chairman of the Board	49,199	53,147
Consulting fees	Officer of the Company	81,999	106,294
Consulting fees	Directors of the Company	38,722	43,058
Management fees	A private company controlled by the CFO	68,332	73,815
Salaries, wages and benefits	President of the Company	44,299	-
Share-based payments	Officer of the Company	2,151	17,788
Share-based payments	President of the Company	1,681	-
Share-based payments	Directors of the Company	12,195	9,832
		298,578	303,934

		$334,670	$320,581

These transactions were measured by the amounts agreed upon by the related parties.

Included in prepaid expenses at June 30, 2014 is $2,042 (December 31, 2013: $2,049) of prepaid rent paid to a company controlled by a director (Brian Findlay).

Included in advances on private placement at June 30, 2014 is $Nil (December 31, 2013: $70,500) owing to a director (Elston Johnston).

VALDOR TECHNOLOGY INTERNATIONAL INC.
Management’s Discussion & Analysis
Six Months Ended June 30, 2014
(Stated in U.S. Dollars)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim consolidated financial statements is included in the following notes:

a)	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

b)	Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

c)	Functional currency

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and the US dollar is the functional currency of the subsidiary, management considered the currency that mainly influences the costs of providing goods and services in each jurisdiction in which the Company operates.

VALDOR TECHNOLOGY INTERNATIONAL INC.
Management’s Discussion & Analysis
Six Months Ended June 30, 2014
(Stated in U.S. Dollars)

International Financial Reporting Standards (“IFRS”)

Accounting standards issued but not yet applied

The following new standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. The Company is currently evaluating the potential impacts of these new standards; however the Company does not expect them to have a significant effect on the financial statements.

•

IFRS 9, Financial Instruments (effective January 1, 2015) introduces new requirements for the classification and measurement of financial assets, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39.

FINANCIAL AND OTHER INSTRUMENTS

Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments.

Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company classifies and measures its financial instruments as follows:

•	Cash and accounts receivables are classified as loans and receivables. Their fair value approximates their carrying value due to their short term nature.

•	Accounts payable and accrued liabilities, advances on private placements and due to related parties are classified as other financial liabilities and are measured at fair value at inception.

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has valued its cash and cash equivalents using Level 1. Accounts receivable, accounts payable and accrued liabilities, advances on private placements and due to related parties’ carrying amounts approximate their fair values due to their short term nature.

VALDOR TECHNOLOGY INTERNATIONAL INC.
Management’s Discussion & Analysis
Six Months Ended June 30, 2014
(Stated in U.S. Dollars)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent losses.

b) Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. The Company may seek additional financing through equity offerings and advances from related parties, but there can be no assurance that such financing will be available on terms acceptable to the Company.

c) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates.

d) Foreign Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Company’s operations are carried out in the United States of America, however the majority of financing is carried out in Canada. The parent company’s operations are in Canada and operate in Canadian dollars. As at June 30, 2014, the Company has Canadian dollars cash of $148,980 (December 31, 2013: $215,620), accounts payable of $256,866 (December 31, 2013: $97,656), advances on private placement of $Nil (December 31, 2013: $475,000) due to related parties of $45,490 (December 31, 2013: $20,534). These factors expose the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company. The Company currently does not plan to enter into foreign currency future contracts to mitigate this risk.

OUTSTANDING SHARE DATA

As at August 29, 2014

Common Shares issued	100,105,720

Share purchase options	9,475,000

Share purchase warrants	55,303,000

VALDOR TECHNOLOGY INTERNATIONAL INC.
Management’s Discussion & Analysis
Six Months Ended June 30, 2014
(Stated in U.S. Dollars)

SUBSEQUENT EVENTS

On August 1, 2014, the Company granted 200,000 share purchase options exercisable at $0.10 per share expiring on August 1, 2019. These share purchase options vest at 25% on the date of grant and 25% every six months thereafter.

OTHER

Additional information and other publicly filed documents relating to the Company, including its press releases and quarterly and annual reports, are available on SEDAR and can be accessed at www.sedar.com.